SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
スキャデン・アープス法律事務所
スキャデン・アープス外国法事務弁護士事務所
(外国法共同事業)
(カリフォルニア・ニューヨーク州法)
SKADDEN ARPS TOKYO KYODO LAW OFFICE
SKADDEN ARPS FOREIGN LAW OFFICE
(REGISTERED ASSOCIATED OFFICES)
IZUMI GARDEN TOWER, 21ST FLOOR
1-6-1, ROPPONGI
MINATO-KU, TOKYO 106-6021

TEL : (03) 3568-2600
FAX : (03) 3568-2626

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RECEIVED
2007 JAN 16 A 6:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

07020308

January 12, 2007

FEDERAL EXPRESS

Office of International Corporate Finance
Division of Corporation Finance
U. S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

PROCESSED
JAN 17 2007
THOMSON
FINANCIAL

Re: Exemption Pursuant to Rule 12g3-2(b) for
Unicharm Corporation (the "Issuer"): File No. 82-4985

Dear Sir or Madam:

On behalf of the Issuer, we hereby furnish an English language version or translation of information required to be furnished pursuant to Rule 12g3-2(b)(iii) as set forth in EXHIBIT A hereto.

The information and document furnished hereby are furnished on the understanding that such information and document will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such document and information shall constitute an admission for any purpose that the Issuer is subject to the Act.

dw 1/16

In the event of any questions or requests for additional information, please do not hesitate to contact me, Kenju Watanabe, at Skadden, Arps, Slate, Meagher & Flom LLP, 21st Floor, Izumi Garden Tower, 1-6-1, Roppongi, Minato-ku, Tokyo, 106-6021, Japan (telephone 81-3-3568-2600/facsimile 81-3-3568-2626). Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter in the self-addressed, stamped envelope provided for your convenience.

Very truly yours,

Kenju Watanabe /M.O./

Kenju Watanabe

Enclosure

October 27, 2006

Company Name: Unicharm Corporation
Name of Representative: Takahisa Takahara
Representative Director, President and CEO
(Code: 8113, Tokyo Stock Exchange)
Direct your queries to: Atsushi Iwata
Executive Officer
(Tel: 81-3-6722-1035)

Notice Regarding Abolition of Stockholders Preferential Treatment Plan

Unicharm Corporation (the "Company") made the following decision at a meeting of its board of directors held today regarding abolition of stockholders preferential treatment plan.

1. Basic Policies Concerning Profit Distribution

The Company has been making great efforts to increase the corporate value by generating cash flows based on the idea that the highest possible return of profits to stockholders is one of the most important management policies.

The Company believes that maximizing the return of profits to stockholders is a means to increase corporate value, by realizing a growth exceeding that of the market and by improving the standing of the Company in the market. Based on such belief, the Company expects to increase the amount of profit returned in the form of dividends to shareholders stably and continuously, while at the same time actively expanding business investments with the view to enhance the company's makeup to enhance its earning power and to realize further growth.

As a basic policy of returning profit directly to stockholders from this point forward, the Company fixed the rate of profit return (which consists of dividends and acquisition of treasury stock) to be 50% of the consolidated net profit, which will be continuously distributed to stockholders. Also, from the perspective that the dividend payout ratio should be kept increasing, the Company will establish 20% as an urgent goal for the dividend payout ratio, and the dividend payout ratio will be raised continuously until this goal is reached.

Under the above basic policies, interim dividends per share for the fiscal year ending in March 2007 (47th term) will be increased by 6 yen from the previous interim dividends to 22 yen. The annual dividends per share will also be increased by 2 yen from the previous annual dividends to 22 yen, which will result in an increase of 12 yen from the previous year and dividends per share in an amount of 44 yen, together with the interim dividends.

2. Abolition of Stockholders Preferential Treatment Plan

   (1) Reason for Abolition

   Under the Stockholders Preferential Treatment Plan which commenced in March 1997, the Company has been providing complementary gifts of the Company's products or specialties of the Shikoku region to stockholders who hold 100 or more shares of the Company and are so recorded on the list of shareholders or list of beneficial shareholders as of March 31 of each year. However, in consideration of stockholders' needs, the Company determined that dividends by way of distribution of cash and acquisition of

treasury stock under the basic policies concerning profit distribution is more effective for a fair return of profits. The Company therefore decided to abolish the stockholders preferential treatment plan.

(2) Timing of Abolition

The plan will be abolished upon distribution of complementary gifts to stockholders who hold 100 or more shares and are so recorded on the list of shareholders or list of beneficial shareholders as of March 31, 2006.